OFFER TO PURCHASE FOR CASH
1,450 UNITS
of Limited Partnership Interests in
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP
by
MEGAN ASSET MANAGEMENT, INC.
at a Cash Purchase Price of
$10.00 per Unit
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON TUESDAY, DECEMBER 20, 2005, UNLESS THE OFFER IS EXTENDED.
Megan Asset Management, Inc., a Delaware corporation (“Megan” or the “Purchaser”), the general partner and independent manager of Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”) hereby offers to purchase up to 1,450 Limited Partnership Units, each Unit representing approximately a 0.05% interest in the Partnership, (“Units”) at a cash purchase price of $10.00 per Unit, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated November 17, 2005, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The purpose of the Tender Offer is to allow limited partners (“Unit Holders”) in the Partnership, to liquidate and terminate their interest in the Partnership and to begin using any “suspended” passive activity losses carried forward that they may have accrued against ordinary income (as defined in the “Federal Income Tax Matters” section of this Offer). This Offer is not subject to brokerage commissions and is not conditioned upon financing. To the knowledge of the Purchaser, a Unit Holder will not incur any fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.
The enclosed Letter of Transmittal must be used to tender Units for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (blue form).

For More Information or for Further Assistance,
Please Call or Contact:
Georgeson Shareholder Communications Inc.
17 State St. 10th Floor
New York, NY 10004
Phone: (888) 867-7024
November 17, 2005

SUMMARY OF THE OFFER
     The purpose of this Tender Offer is to allow Unit Holders in the Partnership, to liquidate and terminate their interest in the Partnership and, to the extent they have any, to begin using their “suspended” passive activity losses carried forward against ordinary income (as defined in the “Federal Income Tax Matters” section of this Offer). If the Offer is oversubscribed and the Purchaser is required to prorate its purchase of the Units, no Unit Holder’s interest will be entirely liquidated and terminated in 2005 and no Unit Holder will be able to begin using any “suspended” passive activity losses carried forward against ordinary income until the Partnership itself is liquidated or another person is able to tender for the balance of the Unit Holder’s interest.
     In considering the Offer, Unit Holders are urged to consider the following:
•	THE OFFEROR. Megan Asset Management, Inc. is making this tender offer. We are a Delaware corporation, and your general partner and independent manager. See “Certain Information About the Purchaser” in this Offer to Purchase.

•	OUR OFFER. We are offering to purchase up to 1,450 of the Partnership’s outstanding Units. Currently, there are approximately 2,000 outstanding Units, none of which are owned by us. The Offer requires each Unit Holder to sell “All or None” of their Units. If, however, more than 1,450 Units are tendered, the Purchaser will be required to prorate its purchase of the Units tendered and no Unit Holder will be able to sell 100% of its interest in the Partnership or begin using any “suspended” passive activity losses carried-forward available to them against unrelated ordinary income for the tax year 2005 and thereafter (but such losses would still be used to offset any gain on sale) until the Partnership itself is liquidated or another person is able to tender for the balance of the Unit Holder’s interest. See “Details of the Offer — Terms of the Offer; Expiration Date; Proration” and “—Withdrawal Rights.”

•	OUR OFFERING PRICE. We will purchase Units in the offer in cash for $10.00 per Unit. See the section entitled “Details of the Offer — Terms of the Offer; Expiration Date; Proration” in this Offer to Purchase.

•	FACTORS IN DETERMINING OUR OFFERING PRICE. We determined the offering price in our sole discretion. In determining the offering price per Unit we considered, among other things, the following:
•	The Purchaser calculated a range of $-816 to $3 per Unit as the estimated liquidation value of the Partnership, using the information that is currently available. See “Determination of Offer Price.”

•	Your Units are illiquid. There is no established public trading market for the Units in the Partnership and it is not anticipated that any such public market will develop. Article XI of the Partnership Agreement effectively prevents the transfer of Units except under very limited circumstances.

•	The Offer contained herein allows Unit Holders to dispose of their Units without the consent of the general partner or obtaining a legal opinion of counsel or incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See “Certain Information Concerning the Partnership — Trading History of the Units.”

•	The Partnership has achieved its objective of passing through all of the Tax Credits from the Operating Partnerships to the Unit Holders and the Operating Partnerships have each reached the end of their 15-year Tax Credit Compliance Period. See “Background of the Offer – Description of Business” in this Offer to Purchase.
•	REASONS FOR THE OFFER.
•	The offer is being made for the benefit of the Unit Holders that desire to terminate their ownership interest and obtain possible income tax benefits through the use of any “suspended” passive activity losses carried forward against ordinary income from such termination. The general partner has received numerous communications from Unit Holders wishing to dispose of their Units, and Megan is willing to make the Offer to provide Unit Holders such an opportunity. The offer price takes into account the substantial uncertainties and risks relating to your Units that exist at this time. See “Determination of the Offer Price.”

•	Many Unit Holders have inquired about possible exit strategies so that they may utilize any “suspended” passive activity losses carried forward available to them against ordinary income that has accumulated over the years. Some Limited Partners have also indicated that they feel burdened by continuing Schedule K-1 tax reporting requirements and have virtually no opportunities to liquidate their investment.

•	Substantially all of the Tax Credits have already been realized from the Operating Partnerships. If 1,450 or fewer Units are tendered, the Offer is an immediate opportunity for those Unit Holders to liquidate and terminate their entire interest in the Partnership and begin using any “suspended” passive activity losses carried forward against ordinary income they may have for the current tax year and thereafter until fully utilized. These tax savings may be worth more to the Unit Holder than the $10.00 offer price or any final distribution upon liquidation of the Partnership. Also, if a Unit Holder is able to terminate his or her entire interest in the Partnership, the offer will eliminate the need for Unit Holders to file the Schedule K-1 information for the Partnership with their federal tax returns for years after 2005.

•	There is no established trading market for the Units. The Partnership does not allow transfers of Unit except in the event of the occurrence of circumstances unforeseen at the time of such subscription. In view of the above, this Offering may represent the only means available to a Unit Holder to liquidate an investment in Units.
•	PRORATION. If more than the 1,450 of the approximately 2,000 outstanding Units are tendered, the Purchaser will be required to purchase a prorated share, less than 100% of all Units tendered, and no Unit Holder’s interest will be liquidated and entirely terminated in 2005 and no Unit Holder will be able to begin using any “suspended” passive activity losses carried forward against unrelated ordinary income until the Partnership itself is liquidated or another person is able to tender for the balance of the Unit Holder’s interest (but such losses could still be used to offset any gain on sale).

•	CONDITIONS OF THE OFFER. We are offering to purchase outstanding Units from all Unit Holders, up to a total of 1,450 Units, and our offer is not generally conditioned on the tendering of a minimum number of Units. There are a number of other conditions to our offer. See the section entitled, “Details of the Offer – Conditions of the Offer” in this Offer to Purchase.

•	RIGHT TO EXTEND THE EXPIRATION DATE. The offer expires on Tuesday, December 20, 2005 at 5:00 p.m., Eastern Standard Time, but we may extend the expiration date by providing you with a written notice of the extension. See “Extension of Tender Period – Amendment” of this Offer to Purchase.

•	SUBSEQUENT OFFERING PERIOD. We do not anticipate having a subsequent offering period after the expiration date of the initial offering period, including any extensions.

•	HOW TO TENDER YOUR UNITS. To tender your Units, complete and sign the accompanying Letter of Transmittal (blue form) included in these materials, and send it to the Depositary for the Offer via (i) mail to Computershare Trust Company of New York, Wall Street Station, P.O. Box 1010, New York, NY 10268-1010 (pre-addressed, postage-paid envelope provided), or (ii) by Hand or Overnight Courier to Computershare Trust Company of New York, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, NY 10005, or (iii) facsimile at the facsimile number set forth on the back page of this Offer to Purchase by Tuesday, December 20, 2005 at 5:00 p.m., Eastern Standard Time. See “Details of the Offer – Procedure to Accept the Offer” of this Offer to Purchase.

•	WITHDRAWAL RIGHTS. If you tender, you can withdraw your Units at any time before the Expiration Date, including any extensions, or the date we accept interests, whichever is later. See “Details of the Offer – Withdrawal Rights” of this Offer to Purchase.

•	HOW TO WITHDRAW. To withdraw the Units that you previously tendered, you must send a written notice of withdrawal via mail or facsimile which must be received, on or before the Expiration Date, by the Depositary at the address or facsimile number set forth on the final page of this Offer to Purchase. If you file a notice of withdrawal it must specify your name and the amount of Units that you are withdrawing. See “Details of the Offer – Withdrawal Rights” in this Offer to Purchase.

•	PAYMENT FOR YOUR UNITS. If you tender your Units and we accept your tender, we will pay you for those Units which we purchase with a check. We will deliver all checks by first class U.S. Mail deposited in the mailbox promptly, or by overnight courier, and in no event later than five business days after the Expiration Date. See “Details of the Offer – Acceptance of Payment and Payment of Purchase Price” in this Offer to Purchase.

•	TAX CONSEQUENCES. Your sale of Units in this Offer will be a taxable transaction for federal income tax purposes. The consequences to each of you may vary, and you should consult your tax advisor to determine the precise tax consequences to you. See “Federal Income Tax Matters” of this Offer to Purchase.

•	AVAILABILITY OF FUNDS. We currently have funds available that are sufficient to enable us to purchase all of the interests sought in our offer. See the section entitled, “Certain Information Concerning the Purchaser – Source of Funds” in this Offer to Purchase.

•	RECOMMENDATION OF GENERAL PARTNER. The general partner of the Partnership is not making any recommendation as to whether or not you should tender or refrain from tendering your Units, and believes each Unit Holder should make his or her own decision whether or not to tender his or her Units. Although the general partner is also the Purchaser, we believe that you must make your own decision whether or not to participate in the offer based upon a number of factors, including factors that may be personal to you, such as your preferences regarding the timing of when you might wish to sell your shares, and your tax position and the tax consequences to you of selling your shares.

•	ADDITIONAL INFORMATION. If you would like any additional information about the offer, you may call Georgeson Shareholder Communications Inc., the Information Agent, at (888) 867-7024.

     Each Unit Holder must make his own decision, based on the Unit Holder’s particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.
     The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Letter of Transmittal, that are not summarized above.

BACKGROUND OF THE OFFER
     1. Organization. Bayfield Low Income Housing Limited Partnership is a Delaware limited partnership organized as of July 1, 1990 pursuant to the provisions of a Joint Plan of Reorganization of 52 Debtors (the “Debtor Investor Partnerships”), dated May 9, 1990, pursuant to the provisions of Chapter 11 of Title 11, United States Code, as confirmed July 13, 1990 and amended from time to time thereafter (the “Plan”). Each of the Debtor Investor Partnerships was a newly formed Delaware limited partnership which was originally formed to acquire equity interests in limited partnerships (the “Operating Partnerships”), each of which has developed and now owns and operates a multi-family apartment complex for low to moderate income tenants (each, a “Project”).
     The Partnership was created under the Plan as a master limited partnership into which all of the assets and liabilities of the Debtor Investor Partnerships were “rolled-up” as of July 1, 1990. Pursuant to the Plan, the Partnership has succeeded to the interests of the Debtor Investor Partnerships in the Operating Partnerships, and the Debtor Investor Partnerships were liquidated in 1990.
     First American Holdings, Inc., a Delaware corporation (“First American”), was the sole general partner of each of the Debtor Investor Partnerships, and was the initial general partner of the Partnership under the Plan. The Plan required that an independent manager that was not affiliated with First American take over the responsibility for the administration of the Partnership. A committee formed by the representatives of the three principal creditor classes in the bankruptcy proceedings (respectively, the “Developer Committee”, the “Secured Lender Group”, and the “Investors Committee”) selected Megan Management Company, Inc. (“Megan Management”) as the independent manager and entered into a management agreement with Megan Management as of July 10, 1990 (as amended by that Amended and Restated Management Agreement as of December 23, 1991, the “Management Agreement”).
     Effective December 23, 1991, First American withdrew as general partner, subject to the approval of the Unit Holders, pursuant to a Settlement Agreement (the “Settlement Agreement”) with the Partnership and Megan Management. Among other things, the Settlement Agreement provided for certain amendments to the partnership agreement of the Partnership and, at the request of the Investors Committee, for the replacement of First American as general partner of the Partnership by Megan Management or an affiliated company which were effected by the Second Amended and Restated Agreement of Limited Partnership of Bayfield Low Income Housing Limited Partnership entered into on December 23, 1991 (the “ Partnership Agreement”). The Settlement Agreement was approved by the bankruptcy court, and the Plan modified in accordance therewith, by an order entered June 22, 1992. Consent of the Unit Holders of the Partnership was obtained in October 1992.
     As of December 31, 1992, Megan Management’s rights and obligations as general partner and independent manager of the Partnership were assigned to, and assumed by, Megan Asset Management, Inc., a corporation which was under common ownership and control with Megan Management.
     Your general partner has full, exclusive and complete discretion in the management and control of the Partnership, except as limited by the Partnership Agreement, by the Plan or by the Management Agreement with the Partnership as its independent manager. Megan, in its capacity as independent manager under the Plan, is responsible for the day-to-day management of the Partnership’s operations.
     Each of the Debtor Investor Partnerships’ offerings of Units had been closed prior to the organization of the Partnership. Accordingly, no additional Units in the Partnership are being made available and only limited transfers of Units in the Partnership are being effected in accordance with the Partnership Agreement.
     2. Description of Business. The Partnership’s principal business was to maintain its investments in the form of limited partnership interests in the Operating Partnerships (the “Partnership Interests” and, through such investments, in the Projects) and to carry out the provisions of the Plan. Generation of low income housing tax credits (the “Tax Credits”) under Section 42 of the Internal Revenue Code of 1986, as amended (the “Tax Code”), which was enacted by the United States Congress to promote the development of low income rental housing, by the Partnership and the receipt thereof by the Unit Holders was one of the primary business objectives of the Partnership.

     A majority of the Projects received financing under Section 515 of the Housing Act of 1949, (as amended “Section 515”), which authorized Rural Housing Service, the successor agency to the Farmers Home Administration of the Department of Agriculture (collectively referred to here in as “RHS”) to provide direct below-market-rate mortgage loans for rural rental housing.
     For Projects funded under Section 515 after December 21, 1979, which include substantially all of those in which the Partnership owns an interest, applicable law and regulations require the owner to utilize the housing for eligible low income tenants at restricted lower rents for a period of 20 years following closing of the RHS mortgage.
     The direct below-market-rate mortgage loans for rural rental housing provided by RHS under Section 515, in amounts up to 97% of a Project’s cost as determined pursuant to RHS regulations and for terms up to 50 years, were extended to qualified sponsors/owners organized exclusively for the purpose of providing housing. In addition, RHS provided each owner with mortgage interest subsidies, which effectively lowered the interest rate of the loan to 1% after the completion of the Project, the benefits of which the owner must pass through to eligible tenants in the form of lower rents. RHS regulations limit cash distributions to owners of Projects which it finances to a maximum annual return of 8% per annum, on a non-cumulative basis, on the owner’s equity contribution of 3% to 5% of the cost of the Project.
     RHS approval is required if an owner wishes to sell a Project. In addition, applicable law and regulations also preclude prepayment of mortgage loans, except in certain very limited circumstances and unless the owner agrees to utilize the Project for eligible tenants for a specified period.
     Each of the Projects indirectly owned by the Partnership qualified for Tax Credits. In order to generate Tax Credits and avoid recapture thereafter, there were significant additional continuing occupancy requirements with which each Project must comply for a 15-year Tax Credit compliance period under the Tax Code (“15-year Tax Credit Compliance Period”). Each Project must be rented to tenants whose incomes are below certain levels established by the federal government, and the rents which are permitted to be charged are strictly limited by government regulations. To the extent a Project does not comply with the Tax Credit occupancy requirements for the 15-year Tax Credit Compliance Period, all of the Tax Credits previously generated by the non-complying dwelling units in the applicable Project or one-third of the Tax Credits previously generated by the non-complying Project, would have to be recaptured (“Tax Credit Recapture”). If this occurs the Unit Holders would have to pay a tax on the Tax Credits recaptured by such Project and used by the Unit Holders to reduce their tax liability, together with possible penalties and interest.
     Since the inception of the Partnership, eight of its Operating Partnerships became insolvent or bankrupt and RHS has commenced foreclosure proceedings against five other Operating Partnerships (See “Item 2. Properties” below). A portion of the Tax Credits generated and to be generated by these Operating Partnerships were, therefore, lost. This loss of Tax Credits had a direct effect on the Unit Holders since one-third of the amount of Tax Credits allocated to the Unit Holders from these Operating Partnerships were recaptured and those to be generated and allocated to them were reduced correspondingly.
     The vast majority of the Projects owned by the Operating Partnerships are located in small rural communities. As such, the market rents in many of these rural communities are not significantly higher that the RHS restricted rents eligible tenants are currently charged. Therefore, the valuation of many of the Operating Partnerships’ Projects, even if based upon market rents, results in little or no appreciation from their valuation at the time the Partnership acquired its interest in the Operating Partnership.
     Based on current market conditions and government regulations, it does not appear that the value of the Projects owned by the Operating Partnerships and the Partnership’s investment in the Operating Partnerships have or will increase significantly, if at all. The value of the Projects is adversely affected by the restricted use limitations which limit the amount of income a tenant may have and then the amount of rent a Project can charge a tenant. Under current RHS regulations, these restrictions will continue to be in place until the Projects are in their 20th year of existence or approximately the year 2009. These regulations make capital appreciation in the Partnership’s Projects much more difficult than is the case with market rate properties.

     Tax Credits generated by the Projects or passed through by the Partnership to the Unit Holders for the tax years ended:
•	December 31, 2004, were $0;

•	December 31, 2003, were $21,637, or approximately $11 per 0.05% of Partnership Interest;

•	December 31, 2002, were $93,657, or approximately $48 per 0.05% of Partnership Interest;

•	December 31, 2001, were $101,700, or approximately $51 per 0.05% of Partnership Interest;

•	December 31, 2000, were $191,858, or approximately $96 per 0.05% of Partnership Interest;

•	December 31, 1999, were $1,232,441, or approximately $616 per 0.05% of Partnership Interest.
     As of December 31, 1999, with substantially all of the Tax Credits having passed through from the Operating Partnerships to the Unit Holders and the Operating Partnerships nearing the end of their 15-year Tax Credit Compliance Periods, the Partnership had achieved its primary purpose. Accordingly, the general partner began exploring various exit strategies, including the sale of the Unit Holders interests in the Partnership, the sale of the Partnership’s Interests in the Operating Partnerships that own the Projects and the sale/or refinancing by the Operating Partnerships of their Projects. However, as explained above, various restrictions in connection with the RHS mortgage loans, as well as continuing occupancy requirements with respect to the Tax Credits received and market conditions severely restricted the Partnership’s flexibility in considering various exit strategies and the value to be received from the exit strategies considered and implemented.
     In view of these governmental restrictions and requirements, as well as the resulting legal complexities and costs involved in exploring and attempting to structure various exit strategies, the annual payments to be received from the Operating Partnerships, in combination with the Partnership’s reserves, were not and are not expected to be sufficient to permit the Partnership to meet its operating expenses until such time, if at all, that a complete exit strategy had been identified and implemented. Such an exit strategy will permit the Partnership to sell its assets to a third party, pay the outstanding debts of the Partnership and ultimately liquidate the Partnership. Accordingly, to continue to maintain its operations, while it reviewed exit strategies, the Partnership began accepting offers it had received to sell the Partnership’s Interests in a number of Operating Partnerships that own the Projects (see “Determination of Offering Price” below).
     As discussed above, in 1999, the Partnership has achieved its purpose of passing through tax credits to the Unit Holders. The passive losses that the Partnership will continue to generate over its existence (approximately the next 11 years if it has sufficient working capital to continue its operations that long) will be less beneficial to Unit Holders than the tax credits generated in the past for the primary reasons that under applicable IRS regulations, passive losses generated can only be used to offset passive activity income unless the Unit Holder is a real estate professional engaged in the development or management of real estate such as the Purchaser and the general partner does not believe that many Unit Holders have significant amounts of passive activity income against which they can use the passive activity losses that were, or are, generated by the Partnership. In light of these facts and the fact that the Partnership is not generating sufficient funds from operations to pay its expenses, numerous Unit Holders have expressed interest in terminating their interest in the Partnership. We believe that this Offer allows Unit Holders an opportunity to avoid the restrictions applicable to the transfer of Units and to sell their Units and benefit from any passive activity losses that they have accrued over the years.
DETAILS OF THE OFFER
     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 1,450 properly tendered, and not withdrawn, Units for $10.00 per Unit, in cash without interest, in accordance with the procedures set forth in this Offer to Purchase. For purposes of the Offer, the term “Expiration Date” means 5:00 p.m., Eastern Standard Time, on Tuesday, December 20, 2005, unless the Purchaser extends the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer is extended by the Purchaser. The Purchaser, however, will not extend this offer beyond December 27, 2005.

     If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, which is not anticipated, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.
     If more than 1,450 Units are properly tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 1,450 Units on a pro rata basis, according to the number of Units that are properly tendered by each Unit Holder. If the number of Units that are properly tendered is less than or equal to 1,450 Units, the Purchaser will purchase all Units that are properly tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer.”
     Unit Holders may indicate, by checking a box on the Letter of Transmittal (the “All or None Box”), that they only wish to sell their Units if they will be able to sell all of their Units without any proration. If more than 1,450 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked and the purchase of Units from those Unit Holders whose Letters of Transmittal have the All or None Box checked, will have to be declined.
     If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered and terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission, purchase all Units that are properly tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.
     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 1,450 properly tendered Units, promptly following the Expiration Date. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining any proration or other adjustments. Any proration will take longer to calculate payments than if the Offer is not oversubscribed. However, the Purchaser will take no longer than five business days to determine the effects of any proration required and make prompt payment to those tendering Unit Holders. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal (blue form), and (ii) any other documents required in accordance with the Letter of Transmittal.
     No transfer fees will be deducted from the Offer Price. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.
     If any tendered Units are not purchased for any reason, the Purchaser may nullify and void the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser’s rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser’s obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.
     3. Procedure to Accept the Offer. For the tender of any Units to be valid, the Depositary must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal (blue form) and any documents required by the Instructions. You must tender all of your Units if you decide to tender any in this Offer.
     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.
     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder’s rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser, including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder’s Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.
     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser will reject and reserves the right to reject any or all tenders of any Units or any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser’s counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser, Depositary, nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.
     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.
     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, properly tendered Units if, as and when the Purchaser gives notice to the Depositary of the Purchaser’s acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.
     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason then, without prejudice to the Purchaser’s rights under the Offer, tendered Units may be retained by the Purchaser, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5.
     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser, Depositary, nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.
     6. Extension of Tender Period; Amendment. The Purchaser expressly reserves the right at any time:
     • To extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;
     • To delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;
     • To amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).
     Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with the Exchange Act and rules promulgated thereunder. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4 and 14e-1 under the Exchange Act.
     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:
     (a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;
     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;
     (c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained, including a resolution to the satisfaction of any such authority of any comments or inquiries made concerning the Offer;
     (d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership’s financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership’s properties;
     (e) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units.
     The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser or may be waived by the Purchaser in whole or in part at any time before the Expiration Date in its sole exercise of reasonable discretion. The Offer will be extended to the extent required under the Exchange Act and applicable rules, in the event that there is a material change in, or waiver of, such conditions. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.
     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder’s correct taxpayer identification number in the space provided in the Letter of Transmittal.
     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder’s taxpayer identification number and address and that the Unit Holder is not a foreign person.
     10. Risks Relating to the Offer. Prior to tendering Units in the Offer, Unit Holders should consider the following risks:
•	The Offer Price may not reflect the value of the Partnership’s properties and may not reflect the price that a third party may offer for sale of the Units. The Offer Price may also not reflect the value Unit Holders may receive for their Units if the Partnership properties were sold and the Partnership was liquidated. Several factors negatively affect the value of the Units, including the lack of trading market for the Units, the uncertainty with respect to the value of the Partnership’s properties and the history of unsuccessful attempts by the general partner to sell the Partnership’s interests in the properties.

•	If more than 1,450 Units are tendered, by tendering your Units in this Offer you will be unable to utilize your accumulated passive activity losses against ordinary income because the Purchaser will be required to purchase Units only on a pro rata basis. As a result, you will still hold a membership interest in the Partnership. However, your membership interest in the Partnership will be reduced accordingly and the Offer will result in your holding only a small fraction of a Unit. In the event the Offer is oversubscribed, the Purchaser will pay the purchase price on a pro rata basis only to tendering Unit Holders who have not checked the All or None Box.

•	If you choose not to tender your Units in this Offer there is no guarantee that you will receive the Offer Price in any future distributions by the Partnership or any subsequent liquidation.

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP
     The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Securities and Exchange Commission relating to its business, financial results and other matters. Although it has filed annual reports on Forms 10-K with the Securities and Exchange Commission through its fiscal year ended March 31, 2005 it has not filed all required periodic reports with the Securities and Exchange Commission since the report for its fiscal year ended March 31, 2000, and, due to costs, has not otherwise published or provided Unit Holders with audited financial statements reporting on the Partnership’s operations and financial condition. The Partnership’s Forms 10-K and financial statements can be found on the Securities and Exchange Commission web site at www.sec.gov. All such filed documents may be examined and copies may also be obtained from the public reference offices of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, or electronically at http://www.sec.gov.
     1. General. Attached as Appendix A to this Offer to Purchase is additional information regarding the Partnership. The business and operations of the Partnership is described in the section entitled, “Background of the Offer” above.
     2. Outstanding Units. There are currently approximately 2,000 Units issued and outstanding, held by approximately 1,842 Unit Holders.
     3. Trading History of the Units. There is no established trading market for the Units. The Partnership does not allow transfers of Unit Holders except in the event of the occurrence of circumstances unforeseen at the time of such subscription. Accordingly, no sales of Units have been allowed except in such unforeseen circumstances and to Family Trusts and heirs upon the death of a Unit Holder. In view of the above this Offering may represent the only means available to a Unit Holder to liquidate an investment in Units.
DETERMINATION OF OFFER PRICE
     Before establishing the Offer Price, the Purchaser reviewed certain information to aid in establishing an offer price including: (i) the Partnership’s limited partnership agreement (the “Partnership Agreement”), (ii) financial information of the Partnership, and (iii) the following information detailing the general partner’s attempts to find a purchaser for the Units and the Partnership’s Interests in the Operating Partnerships as follows:
     1. Negotiations with and Loans from Dominium Development and Acquisition, LLC. Early in 2000, a third party, Dominium Development and Acquisition, LLC, a Minnesota limited liability company (“Dominium”) expressed an interest in buying Megan’s general partnership interest and its other interests in the Partnership (collectively “General Partnership Interests”). Megan declined this proposal because it did not include an immediate offer to purchase each of the interests in the Partnership from the Unit Holders.
     Thereafter in July 2000, when Dominium suggested a proposal which was to include the purchase of substantially all of the Unit Holders’ Interests and Megan’s General Partnership Interests, and the assumption of approximately $1,800,000 owed by the Partnership to the Operating General Partners, the Partnership and Megan entered into an agreement by which they agreed to negotiate exclusively with Dominium with respect to said proposal through December 31, 2000 (the “Exclusivity Agreement”). Had this proposal materialized it was expected to yield $1,200 per Unit to the Unit Holders. However, prior to December 31, 2000, Dominium indicated that it had been unable to raise sufficient funds and was no longer able to offer a price of this amount and could only discuss a price at approximately one-half of that amount. The revised proposal was unacceptable to the Partnership and the Exclusivity Agreement expired by its terms on December 31, 2000.
     Not having found any other parties interested in making an offer for the Unit Holders’ Interests or the Partnership’s Interests, in July 2001, the Partnership and Megan entered into a second agreement with Dominium to pursue a possible tender offer for some or all of the Unit Holders’ Interests, as well as a possible purchase of the stock of Megan, including its General Partnership Interest (the “Second Exclusivity Agreement”) at a lower price than the July 2000 proposal, $600 per Unit. These negotiations ultimately proved unsuccessful and the Second Exclusivity

Agreement expired by its terms on August 31, 2001. While further discussions followed, those discussions were not fruitful, were eventually curtailed and the Partnership’s search for and consideration of other alternatives continued.
     In January, 2003, as again no other buyers or alternatives were identified, the Partnership made an alternative proposal to Dominium for it to enter into one or more options to purchase the balance of the Partnership Interests in the Operating Partnerships, subject to the Unit Holders’ Consent. Dominium expressed an interest in this proposal. As an incentive to keep the Partnership from selling more of its Operating Partnership Interests under its liquidity program while Dominium considered and performed its due diligence in connection with the Partnership’s proposal, Dominium loaned $162,465 to the Partnership to assist it in covering its operating expenses, pursuant to a loan commitment dated April 2, 2003. The loan was evidenced by two promissory notes, a Loan Agreement dated April 16, 2003 and First Amendment to Loan Agreement dated July 1, 2003, and was secured by security interests in five of the Partnership’s Operating Partnership Interests pursuant to a Security Agreement dated April 16, 2003.
     In July, 2003 Dominium delivered a counter proposal to the Partnership which, after further negotiations, was accepted and resulted in the entry into a Purchase Agreement by the Partnership and Megan and a newly formed affiliate of Dominium, Bayfield Acquisition Limited Partnership, a Minnesota limited partnership (“BALP”), dated September 19, 2003 (the “BALP Purchase Agreement”). However, under the BALP Purchase Agreement, BALP had a further ninety days to complete its due diligence and terminate the BALP Purchase Agreement at its sole discretion prior to its scheduled closing on the transaction on December 23, 2003.
     The BALP Purchase Agreement provided that BALP would purchase the Partnership’s Interests in 123 Operating Partnerships over a thirteen month period for $1,338,613, plus the assumption of (a) the Partnership’s obligations as the Limited or Investor Partner under each Operating Partnership Agreement, (b) the 8% interest still due by the Partnership to many of the Operating Partnerships payable pursuant to Article 15 (1)(a)(ii) of the Plan as a first priority from the proceeds of any Capital Events (the “8% Interest Obligation”) estimated at $609,847 and (c) an obligation still due by the Partnership to Megan Asset Management payable pursuant to Article 15 (1)(a)(ii) of the Plan as a second priority from the proceeds of any capital events of $2,168,454 with respect to the 123 Operating Partnership Interests.
     In further consideration of the Partnership’s agreement not to sell additional interests in its 123 Operating Partnerships prior to the closing contemplated by the BALP Purchase Agreement, Dominium made subsequent loans to the Partnership during its Due Diligence Period in the amount of $120,000 on September 25, 2003, $60,000 on October 23, 2003 and $60,000 in November, 2003 (collectively “Subsequent Loans”). Each Subsequent Loan was evidenced by a promissory note and secured by collateral interests in the Partnership’s interests in fourteen Operating Partnerships (the “Dominium Collateral Partnerships”). As of January 1, 2004, Dominium did exercise its option to purchase 49.5% of the Partnership’s interests in the Dominium Collateral Partnerships and as of January 1, 2005 Dominium did exercise its option to purchase the balance of the Partnership’s Interests in the 14 Dominium Collateral Partnerships by the cancellation of the full principal and interest due on the Loan and the Subsequent Loans, eliminating that debt, except for Anderson Country Estates, L.P., Oakwood Apartments, Ltd. and Perry Apartments, L.P., which became subject to RHS foreclosure and the Partnership had to repurchase these Partnership interests from Dominium.
     Had this proposal materialized it was expected to yield $500 per Unit to the Unit Holders. However, in December 2003, after three years of exclusivity agreements, the BALP Purchase Agreement, extensive due diligence and numerous attempts to close a deal with Dominium, Dominium could not raise the money to pay the purchase price and terminated the BALP Purchase Agreement prior to its scheduled closing on December 23, 2003.
     2. Negotiations with Housing and Tax Consultants, LLC. As of July 15, 2004, Housing and Tax Consultants, LLC (“HTC”) entered into a contract to purchase limited partnership interests with the Partnership (the “HTC Contract to Purchase”) for the purchase of up to fifty percent of the Partnership’s Interests in seventy-seven of the Partnership’s Operating Partnership (the “Seventy-Seven Operating Partnerships”).
     The HTC Contract to Purchase, provided that HTC would close upon the purchase of up to fifty percent of the Partnership’s interests in the Seventy-Seven Operating Partnerships on or before October 15, 2004 for $1,122,780, plus the assumption of a proportionate amount of: (i) the Partnership’s obligations as the limited or investor partner under each operating partnership agreement and (ii) an 8% interest obligation to the extent that it relates to the operating partnership interests being transferred in the approximate amount of $1,114,709.
     On October 15, 2004, HTC failed to close on the purchase, demanded and was granted an extension by the Partnership to close until November 30, 2004 to enable it additional time to raise the purchase price. On November 30, 2004 HTC again failed to close and defaulted on the HTC Contract to Purchase.
     Had the HTC Contract to Purchase closed, it was anticipated to have resulted in only an estimated of $50 final distribution payment for each Unit owned by the Partnership’s Unit Holders.
     3. Sale of Eighty-One Operating Partnership Interests to MPF Bayfield Acquisition, LLC. On December 23, 2004, the Partnership entered into a Purchase Agreement with MPF Bayfield Acquisition, LLC, a California limited liability company and an affiliate of Mackenzie Patterson Fuller, Inc. (“MPF BA”) and Mackenzie Patterson Fuller, Inc. (the “Guarantor”) for the purchase up to 49.5% of the Partnership’s Interests in 81 Operating Partnerships, subsequently reduced by Cedar Crest Apartments, L.P., Lagrange Apartments-Phase II, L.P., Lewistown Apartments, L.P. and Wayland Apartments, L.P. which became subject to RHS foreclosure and were repurchased by the Partnership. The MPF Purchase Agreement also provides MPF BA with options to purchase the remaining Partnership Interests in the 81 Operating Partnerships exercisable only between December 1 and December 30, 2005, when such purchase and sale will not cause a technical termination of the Partnerships and adverse tax consequences to MPF BA, subject to the required consents of Unit Holders. Guarantor unconditionally guaranteed the MPF BA’s obligations under the MPF Purchase Agreement.
     The MPF Purchase Agreement provides for MPF BA to purchase up to 49.5% of the Partnership’s interests in the 81 Operating Partnerships and to pay $1,524,912 to the Partnership as follows:
•	$331,000 at the time of signing the agreement (which was paid on December 23, 2004);

•	$210,000 on April 15, 2005 ($183,214 was paid on April 15, 2005 in full satisfaction of this payment after giving MPF BA credit for troubled partnership interests that the Partnership repurchased;

•	$238,000 on June 15, 2005 (which was paid in full on June 15, 2005);

•	$425,000 on December 15, 2005;

•	$320,912 on June 15, 2006 (collectively, the “Cash Consideration”); and
•	assume up to 49.5% of the Partnership’s 8% Interest Obligation with respect to the Partnership Interests being purchased in the approximate amount of $595,250; and

•	assume up to 49.5% of the Partnership’s obligations as limited partner under each of the Operating Partnerships that arise on and after the date of the Agreement.
     Pursuant to the MPF Purchase Agreement, upon the payment of $81,000 (which was paid), the Partnership granted MPF BA (i) an option to purchase an additional 16.5% of the Partnership’s interests in certain of the Operating Partnerships exercisable on or between January 1, 2005 and January 15, 2005, for $34,494 (the “Short Option” which was exercised and paid) and (ii) an option to purchase the balance of the Partnership’s interests in the 81 Operating Partnerships on or between December 1, 2005 and December 30, 2005, subject to the required consents of Unit Holders, for $1,740,594.
     The MPF Purchase Agreement, together with the exercise of the few other options to purchase outstanding, would be expected to result in only an estimated $3.00 final distribution payment for each Unit owned by the Partnership’s Unit Holders, after payment of the expenses of implementing the sales, the required SEC consent and solicitation of the Unit Holder’s approval, payment of all of the Partnership’s obligations and liquidation of the Partnership. This assumes that the promissory notes due December 15, 2005 and June 15, 2006, are paid and MPF exercises its option to purchase the balance of the Partnership’s interests in those Operating Partnerships and, as a result thereof, the notes payable through June, 2008 are paid.
     Given the previous failed attempts of the Partnership to sell the Partnership’s assets and the present troubled status of MPF BA’s sales efforts, the Partnership cannot be assured that MPF BA will exercise the option to purchase the remaining interests in the Partnership’s 81 Operating Partnerships and, to the contrary, must anticipate that it may not exercise the option, and again begin seeking other potential buyers for the balance of the Partnership’s Interests.
     4. Liquidation Value Calculation. The Purchaser calculated a range of $-816 to $3 per Unit as the estimated liquidation value of the Partnership, using the information that is currently available regarding the valuation of the Partnership’s assets, less liabilities of the Partnership and projected expenses. Using this information and based on the following additional assumptions, the Purchaser arrived at the Offering Price of $10.00 per Unit from its calculation of a range for the approximate net asset value of the Partnership, assuming an orderly liquidation, as follows:

	Lower Estimate*	Higher Estimate**
	(if Options NOT	(if Options
Estimated Values:	exercised)	exercised)

MPF Purchase Agreement and options (81 Interests)	$1,559,406	$3,300,000
Operating General Partner Purchase options		246,201

Total Potential Value as of October 1, 2005	1,559,406	3,546,201

Expenses and Closing Costs (Estimated):
Preparation of Proxy seeking required Unit Holder		(150,000)
Consents and Related Expenses
Professional Fees	(100,000)	(250,000)
Partnership Management	(100,000)	(10,000)
Audit and SEC Expenses	(100,000)	(100,000)
Reserve for Contingencies		(300,000)
Debts and Liabilities:
Accounts Payable & Accrued Expenses	(160,252)	(160,252)
Contributions payable to Operating Partnerships	(16,122)	(16,122)
Pre-Petition Obligation	(2,715,819)	(2,715,819)

Liquidation & wind-up cost		(150,000)

	(3,192,193)	(3,852,193)

	($1,192,193)	($305,992)

Estimated liquidation proceeds (Deficiency) Assume Reserve for Contingencies not used and available for distribution in 2008		300,000

	($1,192,193)	$5,992

Approximate Units Outstanding	2,000	2,000
Per Unit est. liquidation proceeds (deficit)	$-816/Unit	$3/Unit
* Assumes that the promissory notes due from MPF BA of $425,000 on December 15, 2005 and $320,912 on June 15, 2006 will be paid, but that options are not exercised and the remaining interests in Operating Partnerships cannot be sold and if sold all of the proceeds will be needed to pay the 8% Interest Obligation due the Operating General Partners of approximately $600,000 and the Partnership’s debts and liabilities. Also assumes the Advances to Operating Partnerships of $140,725 and Notes receivable from Defaulted Investors (Unit Holders) of $1,266,912 are uncollectible.
** Assumes all remaining options will be exercised and that all promissory notes due from MPF BA through June 15, 2008 are paid and the remaining 8% Interest Obligation due the Operating General Partners of approximately $600,000 will be assumed by buyers. Also assumes the Advances to Operating Partnerships of $140,725 and Notes receivable from Defaulted Investors (Unit Holders) of $1,266,912 are uncollectible.

     In determining its Offer Price, in addition to the foregoing calculation, the Purchaser also considered its opinion that, under the present circumstances of the Partnership, a purchase of Units at this time is a highly speculative investment with a substantial risk of a significant or total loss, because of the uncertainty, given the prior history of defaults on contracts to purchase and the present status of MPF BA’s sales attempts, (i) that the options will be exercised, (ii) if exercised, whether the promissory notes given in payment of the purchase price payable through June 15, 2008 will be collectible, (iii) whether the Partnership will be able to obtain the Unit Holders’ Consent to the sale of substantially all of the assets of the Partnership, at one time, if MPF BA exercises its option which will be required to close on the MPF BA purchase of the balance of the 81 Operating Partnership interests; and even if MPF BA exercises its option in December 2005, it is unlikely that the Partnership will be able to seek and obtain the Unit Holders’ Consent until 2006.
     The Purchaser did not undertake an independent appraisal of the 110 properties, located in approximately 26 separate states, in which the Partnership owns an interest to determine what a third party would offer for the Partnership’s interests or the Units. Any such appraisal would utilize hundreds of thousands of dollars of the Partnership’s resources and would ultimately reduce the amount of funds available for payment of the Partnership’s obligations and any distributions to Unit Holders. Furthermore, the Purchaser believes that any third party would offer only a small fraction of such net asset value range to purchase the Units, if any third party were willing to make any offer at all, because of the foregoing risks, the inability of third party purchasers to control the Partnership, and the illiquidity of the Units. The Purchaser did not ascribe any specific values or discounts to the foregoing risk considerations. In view of all of the considerations described above in this Section, the Purchaser determined its Offer Price by selecting a price that Purchaser is willing to pay, given the risks of its investment compared to the potential return, and is being made principally by the Purchaser in order to provide each Unit Holder with an opportunity not otherwise available – for Unit Holders to liquidate their interest in the Partnership and begin taking advantage of the tax benefits to be received by any Unit Holders who have “suspended” passive activity losses carried forward.
CERTAIN INFORMATION CONCERNING THE PURCHASER
     1. The Purchaser. The Purchaser is a Delaware corporation that was formed in 1992. The principal office of the Purchaser, the general partner of the Partnership, is at 1424 W. Century Avenue, Suite 102, Bismarck, North Dakota 58503. The Purchaser’s Chairman of the Board of Directors and Secretary is Gary L. Maddock and its President is Paul J. Maddock. Both the Purchaser and the Purchaser’s President have the same executive officers and while the Purchaser’s Chairman and Secretary has a separate office in Olathe, Kansas, he also performs services for the Partnership. For certain information concerning the executive officers of the Purchaser, see Schedule I to this Offer to Purchase.
     The Purchaser’s affiliates have invested in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.
     2. General. Except as set forth elsewhere in this Offer to Purchase: (i) the Purchaser does not beneficially own or have a right to acquire, and, no associate or affiliate of Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership, except that the Purchaser, as the general partner, owns a 1% interest in the Partnership; (ii) the Purchaser has not, and none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since the Purchaser became the general partner as of December 23, 1991, there have been no transactions which would require reporting under the rules and regulations of the Securities and Exchange Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or any of its executive officers, directors or affiliates; and (v) there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer, except the Offer to

Purchase herein contained or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.
     3. Prior Acquisitions of Units and Prior Contacts. The Purchaser’s affiliate, Megan Management Company, Inc., assumed control from the former general partner, First American Holdings, Inc., effective December 23, 1991, after the former general partner withdrew as general partner, subject to the approval of the Limited Partners, pursuant to a Settlement Agreement with the Partnership and Megan Management Company, Inc. As of December 31, 1992, Megan Management’s rights and obligations as general partner and independent manager of the Partnership were assigned to, and assumed by the Purchaser. Accordingly, the Purchaser in becoming the general partner of the Partnership acquired a one percent interest in the Partnership.
     The Purchaser does not own any limited partnership Units, except as the general partner, it owns a one percent interest in the Partnership. Each Unit Holder owning one Unit owns an approximate 0.05% interest in the Partnership.
     Except as set forth above and below in this Offer document, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the former general partner concerning the Partnership, except the Management Agreement between the Purchaser as independent manager with the Partnership (see “Background of the Offer” above) and the performance of services for the Partnership annually by Gary L. Maddock, P.C. and Paul J. Maddock, P.C.
     4. Conflicts of Interests. The Purchaser is the general partner of the Partnership and as such has interests in this Offer that may differ from those of the Unit Holders. Because the Purchaser is using its own funds for this Offer, the Purchaser has an interest in obtaining the best price available for the Units. The Purchaser, as general partner of the Partnership can utilize the remaining passive losses generated by any Units purchased in this Offer to offset its income. In addition, to the extent that there are rights and privileges with respect to the Units that the Purchaser, as general partner, is not already entitled, the Purchaser will be able to exercise greater control with respect to these rights and privileges through its purchase of Units in the Offer.
     5. Source of Funds. Based on the Offer Price of $10.00 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $100,000. The Purchaser will obtain these funds from its own assets or by means of equity capital contributions from its principals at the time the Units tendered pursuant to the Offer are accepted for payment. The Purchaser or its principals will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer. These funds are readily available and the obligation of the Purchaser to purchase Units tendered in this offer is not subject to any financing condition. Currently, no alternative financing arrangements are contemplated.
FUTURE PLANS OF THE PURCHASER
     The Purchaser is seeking to acquire Units pursuant to the Offer to allow Unit Holders of Units in Bayfield Low Income Housing Limited Partnership to liquidate and terminate their interest in the Partnership and begin using any “suspended” passive activity losses deductions carried forward they may have against ordinary income beginning in tax year 2005. These tax savings may be worth more to the Unit Holders than the $10.00 offer price or any final distribution upon liquidation of the Partnership. If successful, this Offer will result in the Purchaser obtaining a substantial equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser will continue efforts to implement an exit strategy. The Purchaser currently has no plans to conduct another tender offer in the future to acquire any remaining Units. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.
     The Purchaser’s current goals, as the general partner of the Partnership, are to pursue and complete the sale of substantially all of the Partnership’s Interests in the Operating Partnerships, which represent substantially all of the assets of the Partnership. As discussed earlier, the Partnership has already held the interests in the Operating

Partnerships to the point where all of the Tax Credits have been realized and many Unit Holders have inquired about possible exit strategies so that they may utilize any “suspended” passive activity losses carried forward they may have. Any sale of all or substantially all of the assets of the Partnership at one time will require consent of the Unit Holders. No sales to the Purchaser or affiliates of the Purchaser is currently contemplated. The Purchaser will also consider liquidating the Partnership if it deems it to be required by the Partnership Agreement or in the best interest of the Partnership and it and any remaining Unit Holders.
     Other than as set forth this Offer, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure and does not have current plans for any extraordinary transaction such as a merger or reorganization. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.
EFFECTS OF THE OFFER
     1. Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units (or proportionate interests in their Units if more than 1,450 Units are tendered and proration is required) purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units or interests in the Units sold.
     2. Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the general partner, sale of substantially all of the assets of the Partnership at one time, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. The influence of Purchaser, as the general partner, on taking or preventing such actions may be significantly increased after the Offer is completed.
FEDERAL INCOME TAX MATTERS
     The following summary is a discussion of the material federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder’s specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.
     In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder’s “amount realized” on the sale and (ii) the Unit Holder’s adjusted tax basis in the Units sold. The “amount realized” will be equal to the sum of the amount of cash received by a Unit Holder for the Units sold pursuant to the Offer plus the amount of Partnership liabilities allocable to the Units (as determined under Code Section 752). In general, if a Unit Holder did not inherit the Units, in addition to any taxable gain from the cash received by a Unit Holder for the Units sold, the Unit Holder will also have gain to the extent the Unit Holder has a negative capital account in the Units sold (such negative capital account is attributable to the Partnership liabilities allocable to the Units and previous tax losses allocated to such Units).
     A Unit Holder who acquired Units for cash will have an initial tax basis in such units generally equal to the cash investment in the Partnership increased by the Unit Holder’s share of Partnership liabilities at the time the Unit Holder acquired such Units. A Unit Holder’s initial tax basis generally has been increased by the Unit Holder’s (i) share of Partnership income and gains, and (ii) share in any increases in Partnership liabilities and in any decrease (but not below zero) by the Unit Holder’s (i) share of Partnership cash distributions, (ii) share of any decreases in Partnership liabilities, (iii) share of Partnership losses, and (iv) share of nondeductible Partnership expenditures that are not chargeable to capital. For purposes of determining a Unit Holder’s adjusted tax basis in the Units immediately prior to a disposition of the Units, the Unit Holder’s adjusted tax basis in the Units will include the Unit Holder’s allocable share of Partnership income, gain or loss for the taxable year of disposition. In general, the basis for inherited Units was increased or decreased to the fair market value of the Units at the date of the decedent’s death, and then was adjusted by the same items as described in the prior sentence.
     Except as described below, the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the offer generally will be treated as a long-term capital gain or loss if the Unit Holder held the unit for more than one year. Except as noted below, long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 15%. If the amount realized with respect to a Unit that is attributable to a Unit Holder’s share of “unrealized receivables” of the Partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, “unrealized receivables” include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property held for more than one year is currently 25% (rather than 15%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property. It is anticipated that a majority portion of any gain would be subject to the 25% rate.
     Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a “C” corporation’s carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).
     Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct “passive activity losses” in any year only to the extent of the person’s passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have “suspended” passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted “phase-in” amounts that have not been used to offset income from other passive activities).
     If a Unit Holder’s Units are treated as a passive activity, such Unit Holder may be able to reduce the gain from the sale of Units pursuant to the Offer and may be able to utilize passive losses that had been previously “suspended” and carried forward to offset unrelated income. The general partner believes that, in addition to the Tax Credits allocated to the Unit Holders by the Partnership over the years, that each Unit Holder, per 0.05% of Partnership Interest, received approximately $30,000 in passive activity losses, which, due to the limitations on passive activity losses, many Unit Holders would not have been able to use and would have had to carry forward such losses as “suspended” passive activity losses. If a Unit Holder sells a Unit Holder’s Units pursuant to the Offer and recognizes a gain on the sale, the Unit Holder will generally be entitled to use current and “suspended” passive activity losses (if any) from the Partnership and other passive sources to offset that gain. In addition, if a Unit Holder sells all of the Unit Holder’s Units pursuant to the Offer, the balance of any “suspended” losses of the Partnership will generally no longer be suspended and will therefore generally be deductible (subject to any other applicable limitations) by a Unit Holder against gain on sale, active ordinary income or any other income for that year, regardless of the character of that income.
     If more than the maximum of 1,450 Units of the approximately 2,000 Units are tendered, the Purchaser will be required to purchase a prorated share, less than 100%, of all Units tendered and no Unit Holder’s interest will be liquidated and terminated. In such a case, a Unit Holder’s “suspended” passive activity losses will continue to be suspended and generally will not be deductible against unrelated income (but still could be used to offset any gain on sale). In addition, in such a case, a Unit Holder will not be able to use any “suspended” passive activity losses carried forward until the Partnership generates income from operations, if any, or until the Partnership is liquidated or the Purchaser or another person tenders for the remaining balance of the Unit Holder’s interest. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     A tendering Unit Holder will be allocated the Unit Holder’s pro rata share of the annual taxable income and losses of the Partnership with respect to the Units sold for the period through the date of sale. However, if the MPF BA option is exercised and the Unit Holders’ Consent to that sale is received, the Unit Holders will receive very few loss deductions for the tax year 2005 and thereafter because the Partnership has agreed to allocate 100% of the 2005 loss deductions from those 81 Operating Partnerships to the buyer as part of that sale. Any allocations of income or loss for such period would affect a Unit Holder’s adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.
     Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number (“TIN”) and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.
     In addition to the federal income tax consequences described above, each Unit Holder should consider the potential state and local income tax consequences of a sale of Units pursuant to this Offer. States in which the Operating Partnerships operate may apply income tax law provisions that differ from those of federal income tax law.
CERTAIN LEGAL MATTERS
     1. General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser’s obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.
     2. State Takeover Statutes. The Partnership was formed under the laws of the State of Delaware, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser’s right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.
FEES AND EXPENSES
     Purchaser has retained Georgeson Shareholder to be the Information Agent, and Computershare to be the Depositary in connection with the Offer. The Information Agent and the Purchaser and its affiliates may contact Unit Holders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealer and other nominees to forward materials relating to the Offering to Unit Holders.
     The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liability and expense in connection therewith, including certain liabilities under the federal securities laws.
     Officers, directors or employees of the Purchaser may solicit tenders of Units without any additional compensation. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.
MISCELLANEOUS
     The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action, as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
     The Purchaser has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption “Certain Information Concerning The Partnership.”
     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:
The Depositary for the Tender Offer is:
Computershare

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
(212) 701-7636
Computershare Trust Company		Computershare Trust Company
of New York	For Confirmation Only Telephone:	of New York
Wall Street Station	(800) 245-7630	Wall Street Plaza
P.O. Box 1010		88 Pine Street, 19th Floor
New York, NY 10268-1010		New York, NY 10005
     Questions and requests for assistance and additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials will be furnished promptly at the Purchaser’s expense and may be obtained from the Purchaser’s agent and any questions or requests for assistance should also be directed to the Purchaser’s agent at:
Georgeson Shareholder Communications Inc.
17 State St. 10th Floor
New York, NY 10004
Phone: (888) 867-7024
MEGAN ASSET MANAGEMENT, INC.,
Purchaser, General Partner and Independent Manager
November 17, 2005

SCHEDULE I
EXECUTIVE OFFICERS
     The Purchaser’s Chairman of the Board of Directors and Secretary is Gary L. Maddock and a 50% beneficial owner of the stock of Purchaser. Gary L. Maddock is an individual Guarantor of the performance of the obligations of Megan Management Company, Inc. under the Management Agreement and an attorney and CPA. He had been engaged in the practice of law prior to relocating from New York to Kansas in 1994 and as the sole shareholder and employee of Gary L. Maddock P.C., he performs professional services for the Partnership. The business address of Gary L. Maddock is 11936 W. 119th Street, #358, Overland Park, Kansas 66213.
     Paul J. Maddock, Gary L. Maddock’s brother, is President of Purchaser, a 50% owner of the stock of Purchaser, and has been with the Purchaser since its inception in 1992. Paul Maddock spends about 75% of his time working on and overseeing the management of the Partnership and 25% of his time in his own public accounting practice, Paul J. Maddock, PC., which was formed in 1992 and through which he provides tax return preparation services on a fee basis for many of the Operating Partnerships. He is a CPA and has been engaged in and continues to be engaged in the practice of accounting as the sole beneficial owner and employee of Paul J. Maddock, P.C..
     The Purchaser has two full-time employees. The business address of Purchaser, the general partner, and Paul J. Maddock is at 1424 W. Century Avenue, Suite 102, Bismarck, North Dakota 58503. Each executive officer is a United States citizen, except that Gary L. Maddock’s wife, Michele M.F. Maddock, who is the Assistant Secretary of the general partner, is a resident alien. The name and principal occupation or employment of each executive officer of the Purchaser are set forth below.
     Neither Paul J. Maddock, Michele M.F. Maddock nor Gary L. Maddock have been convicted in a criminal proceeding or have been a party to any judicial or administrative proceeding during the past five years.
FIVE-YEAR EMPLOYMENT HISTORY
Gary L. Maddock:

November, 2004 to Present	Manager, RAUSCH COLEMAN CRAY, LLC, Overland Park, KS

January, 1982 to Present	Chairman , President & Secretary, MEGAN MANAGEMENT COMPANY, INC.,

May, 1985 to Present	President, GARY L. MADDOCK P.C., New York, NY

June, 1992 to September, 1993	Chairman , President & Secretary, MEGAN ASSET MANAGEMENT, INC., Greenwich, CT

September, 1993 to Present	Chairman & Secretary, MEGAN ASSET MANAGEMENT, INC., Bismarck, ND

September, 1997 to Present	President, MEGAN PROPERTIES MANAGEMENT, INC., Overland Park, KS

June, 1997 to Present	Manager, MEGAN ASSET SERVICES, L.L.C., Overland Park, KS & Bismarck, ND

February, 1997 to 2001	Manager, MEGAN & ASSOCIATES L.L.C., Overland Park, KS

August, 1990 to Present	Chairman & Chief Operating Officer, MEGAN CONSULTING COMPANY, INC., Overland Park, KS and Bismarck, ND

April, 1994 to Present	Manager, MEGAN/AMERISOUTH L.L.C., Overland Park, KS and Atlanta, GA

April, 1994 to Present	Manager, THE MADDOCK GROUP, LLC, Overland Park, KS and Bismarck, ND

Paul J. Maddock:

September, 1993 to Present	President, MEGAN ASSET MANAGEMENT, INC., Bismarck, ND

1992 to Present	President, PAUL J. MADDOCK, PC., Bismarck, ND

1992 to Present	President, MG HOLDINGS, INC., Bismarck, ND

June, 1997 to Present	Treasurer, MEGAN ASSET SERVICES, L.L.C., Overland Park, KS & Bismarck, ND

August, 1990 to Present	Treasurer, MEGAN CONSULTING COMPANY, INC., Overland Park, KS and Bismarck, ND

April, 1994 to Present	Treasurer, THE MADDOCK GROUP, LLC, Overland Park, KS and Bismarck, ND
Michele M.F. Maddock:

September, 1993 to Present	Assistant Secretary, MEGAN ASSET MANAGEMENT, INC., Bismarck, ND

March, 1998 to December 2004 Manager, G&M BENEFITS, LLC, Olathe, KS

APPENDIX A
PARTNERSHIP INFORMATION
Selected Financial Data
     The information set forth below presents selected historical financial data of the Partnership for the years ended March 31, 2005, 2004, 2003, 2002, and 2001.
OPERATIONS

	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended
	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001

Interest income	$588	$303	$655	$3,964	$44,776
Other Income	0	2,022	1,170	950	1,500

	588	2,325	1,825	4,914	46,276

Equity in income (losses) of Operating Partnerships	2,297,099	521,582	(232,737)	(419,279)	(275,803)
Expenses	(688,187)	(537,339)	(325,473)	(348,307)	(582,098)

Net Loss	$1,609,500	$(13,432)	$(556,385)	$(762,672)	$(811,624)

Net income (loss) per 0.05% Partnership Interest	$796	$(6)	$(278)	$(381)	$(406)
Cash Distributions Per 0.05% Partnership Interest	$0	$0	$0	$0	$0

	As of	As of	As of	As of	As of
Balance Sheet	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001

Total Assets	$1,810,0743	$420,985	$265,144	$827,038	$1,564,027
Total Liabilities	$176,374	$396,116	$226,843	$232,352	$216,131
Partners’ Capital	$1,634,369	$24,869	$38,301	$594,686	$1,347,896

Properties
Each Operating Partnership owns and operates a Project, which generated Tax Credits under Section 42 of the Tax Code over its initial 10-years of existence or slightly longer. A description of the Projects is contained in the following tables. Immediately following these tables, is a glossary which provides an explanation of certain terms used in the table headings, as well as a discussion of certain Projects.

Bayfield Low Income Housing Limited Partnership
Ownership Interest in Operating Partnerships
								Bayfield’s		Accum. LIHC
			Number	Project’s	Developer’s	Original	Original	Committed	2004	(from
			of Apts.	Mortgage	Original	Tax	Capital	Capital	LIHC	Inception
Operating Partnership	City	State	Units	Balance	Equity	Items	Events	Contribution	Credits	of Bayfield)

Albany Commons, Ltd.	Albany	KY	24	616,938	23,400	99	50	177,929	—	316,212
Baker Heights II, L.P.	Martinsburg	WV	32	961,014	53,000	95	50	241,438	—	380,468
Bayshore North Apts. Phase IV	Brewerton	NY	36	1,307,260	41,840	99	50	319,017	—	532,285
Belfast Housing Associates	Belfast	ME	24	1,100,997	60,500	99	50	282,195	—	470,699
Berea Summit, Ltd.	Shelbyville	KY	15	376,935	5,856	99	50	45,134	—	79,126
Berkshire Apartments, Ltd. #2	Harrodsburg	KY	22	660,040	36,150	95	50	163,186	—	186,588
Blades Limited Partnership	Blades	DE	33	1,212,817	66,000	99	50	301,958	—	505,176
Brentwood Apartments, Ltd.	Flatwoods	KY	21	649,689	36,500	99	50	160,800	—	258,191
Briar Hill Apartments, Ltd.	Barbourville	KY	16	355,849	29,654	95	50	88,475	—	135,220
Canal Town Associates	Canastota	NY	6	237,899	12,991	95	50	57,391	—	83,833
Cedar Crest Apartments, L.P.	Bourbon	MO	16	380,342	12,200	99	50	95,472	—	179,505
Cedar Grove Apts. Limited II	Shepherdsville	KY	36	1,064,234	60,763	95	50	275,938	—	383,968
Cle Elum Apartment Associates	Cle Elum	WA	20	599,761	34,000	95	50	154,188	—	216,836
Cleveland Courts, LTD.	Cleveland	MS	18	513,054	27,750	99	50	127,650	—	251,591
Clifford Heights Apartments, Ltd.	Stamping Ground	KY	12	371,018	20,564	99	50	93,425	—	154,699
Cottondale Villa Apartments, Ltd.	Cottondale	FL	24	660,818	35,700	99	50	166,138	—	271,465
Cypress View Estates, Ltd.	Shaw	MS	24	689,434	37,500	95	50	166,414	—	286,240
Delta Terrace Estates, L.P.	Sterlington	LA	24	698,466	39,700	95	50	180,474	—	279,065
Diamond Court II L.P.	Harrington	DE	32	1,201,943	38,300	99	50	297,192	—	498,582
East Magnolia Village, L.P.	Port Gibson	MS	24	638,078	35,000	99	50	161,503	—	245,039
Edmonson Properties, Limited	Brownsville	KY	16	448,399	15,470	99	50	118,956	—	207,569
Elliott Manor, Ltd.	Sandy Hook	KY	24	748,102	23,960	99	50	184,831	—	341,728
Elmwood Estates, L.P.	Monroe	LA	32	1,029,085	32,550	99	50	94,754	—	132,485
Fieldcrest, Ltd.	Lexington	KY	16	428,232	23,275	99	50	114,667	—	195,891
Folsom South Venture	Folsom	LA	12	368,609	20,073	99	50	90,324	—	153,748
Forest Park Apartments Ltd.	Lake Butler	FL	32	1,086,431	43,150	99	50	212,871	—	351,056
Franklin Vista II, Ltd.	Anthony	NM	28	865,772	47,250	95	50	216,093	—	337,201
Gaslight Square Apartments, Ltd.	Versailles	IN	24	698,538	39,474	95	50	179,152	—	257,691
Gatewood Apartments, Ltd.	Bayou George	FL	37	1,089,487	59,533	95	50	270,750	—	436,975
Gibsland Villas L.P.	Gibsland	LA	24	702,945	42,930	95	50	206,022	—	326,117
Gilman Seniors Apartments, L.P.	Gilman City	MO	6	156,698	5,000	99	50	35,221	—	70,573
Glenmora Apartments Partnership	Glenmora	LA	13	412,139	21,590	99	50	96,605	—	166,161

Bayfield Low Income Housing Limited Partnership
Ownership Interest in Operating Partnerships
								Bayfield’s		Accum. LIHC
			Number	Project’s	Developer’s	Original	Original	Committed	2004	(from
			of Apts.	Mortgage	Original	Tax	Capital	Capital	LIHC	Inception
Operating Partnership	City	State	Units	Balance	Equity	Items	Events	Contribution	Credits	of Bayfield)

Greenleaf Gardens, Ltd.	Orange City	FL	47	1,242,703	67,650	99	50	304,975	—	499,575
Hagewood Apartments Ltd.	Natchitoches	LA	16	538,686	29,775	95	50	134,601	—	203,027
Hidden Hill Apartments, Ltd.	Elizabethtown	KY	16	483,235	26,796	99	50	120,935	—	196,926
Hilltop Manor RRH, Ltd. II	Ocala	FL	45	1,309,636	58,600	99	50	326,541	—	605,974
Hillwood, Ltd.	Anderson	AL	12	309,924	16,900	99	50	86,050	—	146,550
Hitchcock Housing, Ltd.	Hitchcock	TX	40	1,010,857	55,200	95	50	250,676	—	373,163
Houston Associates	Lycoming Country	PA	24	927,179	29,850	99	50	234,799	—	411,487
Hurricane, Ltd.	Hurricane	UT	24	809,936	70,250	95	50	201,993	—	297,917
Indianwood Apartments II, Ltd.	Lafayette	AL	24	609,105	32,800	99	50	113,856	—	176,116
Jonesville Apts.Sr. Citizens Ptrshp.	Jonesville	LA	18	546,562	29,518	99	50	136,811	—	216,123
Kent Summit, Ltd.	Shelbyville	KY	8	239,585	3,330	99	50	57,207	—	100,325
Kingswood II, Ltd.	Mount Olive	MS	24	622,808	34,907	95	50	152,206	—	247,769
LaGrange Apartments-Phase II L.P.	Lagrange	MO	8	188,450	6,000	99	50	45,711	—	85,295
Lakecrest, Ltd.	Elizabethtown	KY	36	989,892	58,620	95	50	266,539	—	364,050
Lakeview Estates, Ltd.	Lakeview	AR	33	1,006,441	54,700	99	50	249,451	—	455,589
Lakewood Apartments II, Ltd.	Lake City	FL	32	847,604	46,350	95	50	212,000	—	341,784
Larue Properties, Limited	Hodgenville	KY	24	470,379	23,480	99	50	185,145	—	288,602
Las Rosas II, Ltd.	Tularosa	NM	28	894,744	48,820	95	50	221,375	—	343,126
Laurelwood Apartments, L.P.	Collierville	TN	35	1,036,434	73,050	95	50	259,302	—	374,086
Lead Bayou, Ltd.	Cleveland	MS	48	1,295,805	70,600	95	50	236,394	—	406,385
Lewis Apartments Company I	Lowville	NY	18	665,704	36,250	99	50	165,773	—	275,041
Lewistown Apartments L.P.	Lewistown	MO	12	279,147	15,053	95	50	67,666	—	118,457
Lillie Mae’s Retirement Village Apts., L.P.	Chickasha	OK	48	1,077,652	144,500	99	50	299,293	—	489,025
Magnolia Plaza, Ltd.	Magnolia	TX	36	935,394	51,000	95	50	231,713	—	336,222
Manor Apts. Caddo Mills. Texas, Ltd.	Caddo Mills	TX	24	566,088	18,200	99	50	128,510	—	219,625
Maple Hill Estates, Ltd.	Lancaster	KY	32	1,015,473	54,880	95	50	249,384	—	356,820
Maple Leaf Associates (Liberty Ter.)	Watsontown	PA	24	904,903	49,500	95	50	225,188	—	360,777
Marion September Housing, L.P.	Marion	KS	20	529,910	29,000	95	50	131,628	—	209,615
Meadowland Apartments, Ltd.	Iowa	LA	16	510,340	29,332	99	50	129,131	—	193,062
Mosswood Apartments, Ltd.	Start	LA	24	731,301	36,700	95	50	166,822	—	262,529
Mountain View Apartments II, Ltd.	Morehead	KY	24	714,069	39,632	99	50	186,493	—	305,185

Bayfield Low Income Housing Limited Partnership
Ownership Interest in Operating Partnerships
								Bayfield’s		Accum. LIHC
			Number	Project’s	Developer’s	Original	Original	Committed	2004	(from
			of Apts.	Mortgage	Original	Tax	Capital	Capital	LIHC	Inception
Operating Partnership	City	State	Units	Balance	Equity	Items	Events	Contribution	Credits	of Bayfield)

Munfordville Properties, Limited	Munfordville	KY	10	333,908	18,000	95	50	81,248	—	122,304
M-W Limited Partnership	Westfield	WI	8	230,834	12,740	95	50	58,068	—	75,311
New Caney Oaks, Ltd.	New Caney	TX	57	1,176,117	65,000	95	50	293,148	—	423,036
North Deer Creek, L.P.	Hollandale	MS	24	685,719	38,325	95	50	174,358	—	284,423
Oak Valley Place II, L.P.	Knox	IN	18	518,426	28,385	99	50	122,084	—	182,977
Old Oak Estates, L.P.	West Monroe	LA	37	1,233,219	39,570	99	50	306,274	—	492,942
Onion Creek, Ltd.	Buda	TX	32	802,732	44,561	95	50	199,101	—	306,875
Orchard Commons, Ltd.	Crab Orchard	KY	16	358,782	16,110	99	50	122,449	—	222,978
P.D.C. Eighteen Limited Partnership	Newport	AR	32	1,033,131	32,570	95	50	236,615	—	420,284
P.D.C. Twenty Two Limited Partnership	Cherry Valley	AR	20	829,432	22,970	95	50	171,475	—	302,456
Park Place East Associates	Muncy	PA	24	887,717	30,250	99	50	241,188	—	375,183
Park Place North Associates	Muncy	PA	16	589,885	32,300	99	50	146,836	—	249,828
Parkwood Associates, L.P.	Stateline	MS	24	658,202	20,920	99	50	164,700	—	283,594
Pecan Villa Apartments, L.P.	Richwood	LA	32	1,043,719	57,700	95	50	262,777	—	404,287
Pocomoke Villas Limited Partnership	Pocomoke City	MD	37	1,454,040	78,947	99	50	362,966	—	604,737
Regency Apts. of Reno, Texas, Ltd.	Reno	TX	24	565,032	18,000	99	50	138,379	—	214,706
Regency Associates, Ltd.	Sumrall	MS	24	637,762	34,778	95	50	158,045	—	232,670
Reservoir Hill Limited Partnership V	Baltimore	MD	18	389,494	200	99	50	577,891	—	1,111,527
Ridge View Apartments, Ltd.	Crystal River	FL	44	1,351,931	73,324	95	50	312,000	—	458,553
Ridgecrest Properties Ltd.	Bridgeport	AL	24	666,883	36,300	95	50	164,784	—	200,224
Riverbend Apartments, Ltd.	Delta	LA	16	471,686	26,300	95	50	119,075	—	173,454
Rolling Meadow II L.P.	Greensboro	MD	26	972,764	53,000	99	50	244,480	—	387,181
Russell “September” Housing, L.P.	Russell	KS	12	317,057	17,400	95	50	78,492	—	122,763
Sacramento, Ltd.	Cloudcraft	NM	20	777,080	45,230	95	50	194,175	—	291,128
Sleepy Oaks Limited Partnership	West Branch	MI	12	269,570	25,265	95	50	82,239	—	116,486
Somerset Western Hills Assoc. Ltd. Phase II	Somerset	KY	16	495,293	22,220	99	50	125,254	—	209,081
Southeastern Associates, Ltd.	Hammond	LA	42	1,321,218	72,400	99	50	314,798	—	493,637
Spring Meadow Apartments Ltd.	Russell Springs	KY	24	708,440	55,537	99	50	183,090	—	281,587
St. Rose Associates, Ltd.	St. Rose	LA	24	735,810	29,803	99	50	182,093	—	313,243
Streamside Associates	Frankfort	NY	24	877,879	40,150	99	50	238,335	—	390,384
Summer Place, Ltd.	St. Helen	MI	12	329,129	18,050	95	50	81,457	—	119,593

Bayfield Low Income Housing Limited Partnership
Ownership Interest in Operating Partnerships
								Bayfield’s		Accum. LIHC
			Number	Project’s	Developer’s	Original	Original	Committed	2004	(from
			of Apts.	Mortgage	Original	Tax	Capital	Capital	LIHC	Inception
Operating Partnership	City	State	Units	Balance	Equity	Items	Events	Contribution	Credits	of Bayfield)

Sun Rise North Ltd.	Guntersville	AL	48	1,458,666	46,800	99	50	362,362	—	542,817
Sunrise Apartments L.P.	Milton	WV	12	371,374	77,000	99	50	82,532	—	125,092
Taft Gardens, Ltd.	Taft	TX	24	611,613	33,500	95	50	151,792	—	212,300
Taft Terrace, Ltd.	Taft	TX	32	815,485	44,700	95	50	202,669	—	300,130
Timberline Apartments	Wilburton	OK	24	605,566	33,400	95	50	151,443	—	215,113
Valley Limited, L.P.	Vevay	IN	24	668,641	22,500	99	50	128,592	—	243,608
Valley Place Associates	Elysburg	PA	32	1,258,295	67,200	99	50	311,318	—	566,031
Wayland Apartments, L.P.	Wayland	MO	8	186,832	10,211	95	50	45,771	—	70,896
West Meadow Apartments II, Ltd.	Geneva	AL	32	830,769	47,900	95	50	187,250	—	302,093
Wexford Associates	Littleton	ME	16	794,233	40,000	99	50	175,185	—	319,099
Willow Haven Apartments, L.P.	Delhi	LA	44	1,358,499	78,391	95	50	323,906	—	495,071
Wilson Lake Associates	Wilton	ME	34	1,589,833	85,900	99	50	400,896	—	678,288
Wolcott Associates	Wolcott	NY	40	1,376,654	77,936	99	50	353,080	—	563,212
Woodcrest Apartments, L.P.	Lafayette	TN	32	953,999	62,000	95	50	233,994	—	342,780
Housing Partners IX, L.P.	N/A	N/A	N/A	N/A	N/A	57	57	13,972	—	225,304
Housing Partners XVII, L.P.	N/A	N/A	N/A	N/A	N/A	57	57		—	285,008

			2,694	$81,244,319	$4,256,609			$20,416,967	—	$33,306,484
Glossary
Developers Original Equity — The amount of original capital contributed or to have been contributed by the developer/general partner of the Operating Partnership.
Original Tax Items — The Partnership’s original allocation percentage of tax items from the Operating Partnerships, including income, gain, loss, deduction and tax credits.
Original Capital Events — The Partnership’s original allocation percentage of proceeds to be realized by the Operating Partnership upon the sale, refinancing, transfer or other disposal of all or a substantial portion of the assets of the Operating Partnership.
Bayfield’s Committed Capital Contribution — The amount of original capital contribution paid or to be paid by the Partnership for its limited partnership ownership interest in the Operating Partnership.
Accumulated LIHC (from Inception of Bayfield) — The amount of LIHC generated by the Operating Partnerships and allocated to the Partnership from the 7/1/90 inception of Bayfield through the tax year ending 12/31/04.